Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Wilsons The Leather Experts Inc.:
We consent to the use of our reports dated April 11, 2005, with respect to the consolidated balance sheets of Wilsons The Leather Experts Inc. as of January 29, 2005, and January 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 29, 2005, and the related consolidated financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of January 29, 2005, and the effectiveness of internal control over financial reporting as of January 29, 2005, incorporated herein by reference.
/s/ KPMG LLP
Minneapolis, Minnesota
December 12, 2005